Aleafia Health Funded Study Finds Increase in Employment Among Epileptic Medical Cannabis Patients

First of its Kind Study Written by Dr. Andrew Davis and Published in Peer-Reviewed
“Journal of Drug Issues”
4000 Medical Cannabis Patient Study Leveraged Aleafia Health’s Proprietary Medical
Cannabis Database

TORONTO, March 18, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSXV: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”), announced the results of a 4,000 medical cannabis patient study (“The Study”) examining changes in employment and disability status among medical cannabis patients. The study was published on March 13, 2019 in the peer-reviewed Journal of Drug Issues, and is, to the Company and author’s knowledge, the first to ever directly observe physician-led medical cannabis usage and labour force status over time.

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The Study found a mild net improvement in employment after starting medical cannabis treatment, along with a reduction in unemployment and self-identified disability preventing employment. This is particularly notable as the vast majority of patients reported suffering from chronic illnesses, including pain, anxiety and depression, conditions which research indicates would ordinarily lead to a decrease in employment and labour force participation. Epileptic patients were the most likely to see improvements in their labour status.

“These findings serve both to motivate further medical research into the interactions of cannabis with a variety of medical conditions and pharmaceutical therapies, while also contributing to the public health debate over cannabis,” said study author Dr. Andrew Davis. “The improvement in the employment prospects of epileptic patients is particularly encouraging and merits further investigation by medical professionals. I would caution that only patients undergoing physician-led medical cannabis treatment were monitored, not individuals using cannabis recreationally or self-medicating.”

Dr. Davis leveraged Aleafia Health’s 10 million point medical cannabis patient dataset. The Company believes it maintains the world’s largest medical cannabis patient dataset and is deploying the data for unique insights in medical cannabis treatment and product development best practices. Dr. Davis has had an intermittent and unrelated consulting relationship with the Company.

Aleafia Health’s support for ongoing research efforts are aimed at developing evidence-based, proprietary treatment methods and products for chronic illnesses including pain, insomnia, anxiety and eating disorders. The Company recently supported a published study on medical cannabis patients using prescription benzodiazepines. It is currently undertaking an insomnia study in partnership with Cronos Group Inc.

“Aleafia Health continues to treat a high volume of patients suffering from epilepsy and the results of this study further cement the conclusion that many of our physicians have already made regarding the effectiveness of medical professional cannabis care,” said Aleafia Health Chief Medical Officer Dr. Michael Verbora. “We will continue to leverage our IP and leading cannabis data to further advance patient care through advanced treatment methods and specialized product development.”

LEARN MORE: http://www.aleafiahealth.com

For Investor & Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply.

Aleafia Health owns three major cannabis product & cultivation facilities where it produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange.

Learn more at www.AleafiaHealth.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.

The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, outcomes of future medical studies and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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